

Mail Stop 4561

October 11, 2007

Brian E. Cote
Chief Financial Officer
Downey Financial Corp.
3501 Jamboree Road
Newport Beach, California 92660

> **Re: Downey Financial Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2007 and June 30, 2007**
> **File No. 1-13578**

Dear Mr. Cote:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Sharon Blume
Reviewing Accountant